Continental Aktiengesellschaft, Hannover

- ISIN: DE 0005439004 und DE 0007
- WKN: 543900 und 543901 -



Announcement of Dividend Payout

The Annual Shareholders' Meeting of May 23, 2003 has decided that a dividend of €0.45 per no-par-value share be paid for fiscal 2002 on the outstanding capital stock entitled to receive the full dividend.

From May 26, 2003 on, the dividend will be paid out upon presentation of profit-sharing certificate no. 47, with 20% withholding tax plus 5.5% solidarity surcharge on the withholding tax being deducted.

There is no corporate tax credit in connection with the dividend distribution. The withholding tax and the solidarity surcharge will not be deducted if a domestic shareholder has filed with the depository bank a notice of non-assessment for income taxation issued by the appropriate tax office. The same applies if the shareholder has issued an exemption certificate to the respective depository bank, provided that the exemption limit cited in the certificate is not exceeded due to other income from capital investment.

For shareholders who are liable to pay income tax in Germany, the dividend is subject to the so-called half- income system of taxation introduced under the Tax Reduction and Corporate Tax Reform Act of October 23, 2000.

In addition to the Continental cashier office in Hannover, the following banks and their branches also serve as appointed paying agents:

in Germany:

Deutsche Bank AG
Bayerische Hypo- und Vereinsbank AG
Commerzbank AG
Dresdner Bank AG
ING-BHF-Bank AG
Norddeutsche Landesbank Girozentrale
M.M. Warburg & CO KGaA

Hannover, May 23, 2003

The Executive Board